UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[✓]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2017
Or
[X]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ____ to ____

Commission file number 001-13253

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
RENASANT BANK 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RENASANT CORPORATION
209 Troy Street
Tupelo, MS 38804-4827

Renasant Bank 401(k) Plan
Form 11-K
For the Year Ended December 31, 2017

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Plan Administrator, and Plan Participants of the Renasant Bank 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Renasant Bank 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HORNE LLP

We have served as the Plan's auditor since 2005.

Memphis, Tennessee
June 29, 2018

Renasant Bank 401(k) Plan
Statements of Net Assets Available for Benefits

(In Thousands)

	December 31,
	2017	2016

Assets
Investments, at fair value
Mutual funds	$60,271	$46,783
Separately managed accounts	80,288	58,647
Renasant Corporation common stock	34,175	37,603
Total investments	174,734	143,033

Receivables
Company contributions	7,199	10,473
Notes receivable from participants	2,341	1,938
Total receivables	9,540	12,411

Total assets	$184,274	$155,444

Liabilities
Other liabilities	—	33
Total liabilities	—	33

Net assets available for benefits	$184,274	$155,411

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31,
	2017	2016

Investment income
Interest	$98	$78
Dividends	2,050	1,272
Net appreciation in fair value of investments	15,327	12,858
Other income	3	—
Total investment income	17,478	14,208

Contributions
Company	11,907	10,473
Participants	7,826	7,570
Rollovers	2,210	7,310
Other	86	201
Total Contributions	22,029	25,554

Other deductions
Benefits paid to participants	10,373	11,253
Deemed distributions	271	106
Corrective distributions	—	—
Total other deductions	10,644	11,359

Net increase in net assets available for benefits	28,863	28,403

Net assets available for benefits:
Beginning of year	155,411	127,008

End of year	$184,274	$155,411

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note A – Description of Plan
This description of The Renasant Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. The Plan was amended effective January 1, 2017 to be a “safe harbor” arrangement within the meaning of Section 401(k)(13) of the Internal Revenue Code of 1986, as amended. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers substantially all employees of Renasant Corporation and its wholly-owned subsidiaries, Renasant Bank and Renasant Insurance, Inc. (collectively referred to herein as the “Company”).

Eligibility: Common law employees of the Company, other than employees subject to a collective bargaining agreement, non-resident aliens and temporary and seasonal workers, are immediately eligible to participate in the Plan.

Contributions: Participants may voluntarily defer compensation up to applicable IRS limits, as defined in the Plan document. Any deferrals in excess of applicable IRS limits are distributed to the participant in accordance with the terms of the Plan and are included in the line item “Corrective distributions” in the Statements of Changes in Net Assets Available for Benefits. There were none in 2017 or 2016. Participants may also rollover distributions from other qualified retirement plans, subject to the approval of the Plan administrator.

Provisions of the Plan allow participants who were age 50 years or older during the calendar year to make catch-up contributions to the Plan. Catch-up contributions represent participant compensation deferrals in excess of regular plan and statutory limits.

The Company matches 100% of each eligible participant’s voluntary deferrals, including catch-up contributions, up to 4% of compensation. The Company also makes nondiscretionary profit sharing contributions for eligible participants equal to 5% of his or her compensation and 5% of compensation in excess of the current Social Security wage base.

Participant Accounts; Allocations: The Plan maintains one or more accounts for each participant, including a money purchase account for participants in a predecessor plan - The Peoples Bank & Trust Company Money Purchase Plan - and an ESOP account for those participants who previously participated in the Renasant Bank Employee Stock Ownership Plan. Deferrals and rollover contributions are allocated to their respective accounts when made. Profit sharing contributions are made and allocated to their respective accounts at the end of the Plan year for those participants who (a) are employed on the last day of the Plan Year and are credited with 1,000 hours of service during such year, (b) die or become disabled during the plan year, or (c) reach their early retirement date or normal retirement date, whether or not employed on the last date of the Plan Year. No additional contributions are allocated to money purchase accounts or ESOP accounts.

Investments: Participants direct the investment of their accounts in an ERISA Section 404(c) arrangement. Earnings are allocated to accounts each business day.

The Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant's account or be paid to the participant in cash.

Vesting: Participants are fully vested in deferrals and rollovers and earnings allocable to such contributions. Matching contributions made prior to January 1, 2017 and nondescretionary profit sharing contributions vest under a six-year graduated schedule as presented below:

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note A – Description of Plan (continued)

Years of Service	Vested %
Less than two	0%
Two, but less than three	20%
Three, but less than four	40%
Four, but less than five	60%
Five, but less than six	80%
Six or more	100%

Safe harbor matching contributions made after January 1, 2017, vest 100% after two years of service.
Forfeitures: Forfeitures of non-vested contributions are used to reduce future Company contributions. There were forfeitures used in the amount of $94,386 and $443,536 for the years ended December 31, 2017 and 2016, respectively.

Benefits: Benefits are equal to the vested value of each participant’s accounts. Upon termination of service, benefits are paid in the form of a single sum, except those amounts allocable to a participant’s money purchase account, which are paid in the form of an annuity, unless a participant otherwise elects.

Administrative Expenses: The Plan sponsor pays the direct costs of the Plan, including legal, audit, custodial and recordkeeping fees.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant's accounts and bear interest at 1% over the Prime Rate published in the Wall Street Journal on the first business day of the month before the loan is originated. At December 31, 2017, the Prime Rate was 4.50%. The interest is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Note B – Summary of Significant Accounting Policies

Basis of Accounting: The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an arms-length transaction between market participants at the measurement date. Refer to Note G, “Fair Value Measurements,” for a discussion of the methods and assumptions used by the Plan to estimate the fair values of the Plan’s investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments, as recorded in the Statements of Changes in Net Assets Available for Benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon applicable law and are included in the Statements of Changes in Net Assets Available for Benefits under the line item “Deemed distributions.”

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note B – Summary of Significant Accounting Policies (continued)

Subsequent Events: The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2017 but prior to the issuance of these financial statements that would have a material impact on its financial statements.

Impact of Recently-Issued Accounting Standards and Pronouncements: In February 2017, the FASB issued ASU 2017-06, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) - Employee Benefit Plan Master Trust Reporting.” ASU 2017-06 applies to the financial statements of an employee benefit plan that has some or all of its assets in a master trust and addresses the way an employee benefit plan reports its interest in a master trust. Additionally the standard changes certain footnote disclosures related to the investments, other assets and liabilities of the master trust. ASU 2017-06 is effective beginning with the 2019 plan year, and the adoption of the provisions of ASU 2017-06 is not expected to impact the Plan’s financial statements.

Note C – Related Party Transactions

Renasant Bank sponsors the Plan. Common stock of the Bank's parent company - Renasant Corporation - is one of the investment options in the Plan. Renasant Bank is the trustee of the Plan. Great-West Life & Annuity Insurance Company and related subsidiaries are third party administrators of the Plan. Transactions between the Plan and these entities constitute exempt party-in-interest transactions.

Certain of the Plan’s investments are managed funds consisting of mutual funds aggregated specifically for the investment option of participants in the Plan. Although these funds bear the name of Renasant Bank, they do not consist of shares of the Company, and the underlying mutual funds are not proprietary to the Company.

Note D – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note E – Tax Status

The Plan obtained its latest determination letter on July 27, 2017, in which the Internal Revenue Service stated that the Plan, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan sponsor believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note F – Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note G – Fair Value Measurements
(In Thousands)

Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements,” provides guidance for using fair value to measure assets and liabilities and also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3).
The following methods and assumptions are used by the Plan to estimate the fair values of the Plan’s financial instruments on a recurring basis:
Mutual funds: These investments are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded. (Level 1)
Separately managed accounts: The initial pricing inputs are the quoted share prices obtained for the underlying mutual funds. (Level 1)
Renasant Corporation common stock: The Company’s common stock is traded on the NASDAQ Global Select Market and is valued using the closing price on the last day of the Plan year. (Level 1)
The following table presents the Plan’s financial instruments that are measured at fair value on a recurring basis at December 31, 2017 and 2016:

	Quoted Prices in Active Markets for Identical Assets
	(Level 1)	Totals
December 31, 2017
Mutual funds	$60,271	$60,271
Separately managed accounts	80,288	80,288
Renasant Corporation common stock	34,175	34,175
Total investments	$174,734	$174,734

December 31, 2016
Mutual funds	$46,783	$46,783
Separately managed accounts	58,647	58,647
Renasant Corporation common stock	37,603	37,603
Total investments	$143,033	$143,033

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur.
During 2016, transfers into level 1 from level 2 of investments were $58,647. This transfer is due to an increased level of transparency in the separately managed accounts. There were no such transfers in 2017.

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note H – Mergers and Acquisitions

Effective July 1, 2017, the Company completed its acquisition of Metropolitan BancGroup, Inc. (“Metropolitan”). In connection with the merger, the Metropolitan Bank 401(k) Plan was terminated. Participants in the Metropolitan Bank 401(k) Plan (the “Metropolitan Plan”) who continued employment with the Company will be allowed to roll over their account balances from the Metropolitan Plan to the Renasant Bank 401(k) Plan upon receipt of favorable determination as to the Metropolitan Plan's tax-qualified status from the IRS.

Effective April 1, 2016, the Company completed its acquisition of KeyWorth Bank (“KeyWorth”). In connection with the merger, the KeyWorth Bank 401(k) Plan was terminated. Participants in the KeyWorth Bank 401(k) Plan (the “KeyWorth Plan”) who continued employment with the Company were allowed to roll over their account balances from the KeyWorth Plan to the Renasant Bank 401(k) Plan on or after the effective date of the merger.

SUPPLEMENTAL SCHEDULE

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2017
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Equity and fixed income mutual funds
	Ivy	Ivy International Core Equity 1	***	$2,890
**	Federated	International Leaders Institutional	***	654
	JP Morgan	Undiscovered MGRS Behavioral Value Inst	***	1,347
	Vanguard	Large Cap Index Admiral	***	2,311
	Vanguard	Mid Cap Index Admiral	***	1,667
	Vanguard	Small Cap Index Fund Admiral	***	3,156
	Vanguard	Total Stock MRK Index Admiral	***	11,059
	JP Morgan	JPM Growth Advantage Select	***	4,956
	JP Morgan	Large Cap Value R6	***	3,093
**	Federated	MDT Large Cap Value	***	150
	Oppenheimer	International Small Co Y	***	3,636
	American Beacon	Mid Cap Value Institutional	***	2,260
	Mass Mutual	Mass Mutual Select Mid Cap Growth	***	3,425
	T. Rowe Price	T. Rowe Price Blue Chip Growth	***	2,248
	T. Rowe Price	T. Rowe Price QM US Small-Cap Growth	***	2,982
	Baird	Core Plus Bond Institutional	***	685
**	Federated	High Yield Trust Institutional	***	1,406
	Metropolitan West	Total Return Bond - I	***	4,233
**	Federated	Government Obligation Premier	***	8,113
				60,271

	Separately managed accounts (fund of funds)

*/**	Renasant Bank Income Fund:
	Baird	Core Plus Bond Institutional	***	464
	Dreyfus/Standish	Global Fixed Income I	***	467
	Federated	MDT Large Cap Value	***	202
	Federated	High Yield Trust Institutional	***	202
	Federated	International Leaders Institutional	***	166
	Federated	Government Obligation Premier	***	749
	First Eagle	Global I	***	274
	Ivy	International Core Equity I	***	165
	Metropolitan West	Total Return Bond I	***	465
	Federated	Total Return Bond R6	***	485
	Nuveen	Inflation Protected	***	202
	Oppenheimer	International Small-Mid Company	***	115
	Pimco	Income Institutional	***	607
	T Rowe Price	Blue Chip Growth Inv	***	58

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2017
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	T Rowe Price	Quantitative Management U.S. Small-Cap Growth Equity Fund	***	173
	JP Morgan	Undiscovered Managers Behavioral Value Fund	***	230
	JP Morgan	Large Cap Value R6	***	202
	JP Morgan	Growth Advantage Select	***	58
	Vangaurd	Real Estate Index Inv	***	216
	Vanguard	Large Cap Index Admiral Class	***	230
	Vanguard	Total Stock Market Index-Admiral Class	***	43
	Total Renasant Bank Income Fund			5,773

*/**	Renasant Bank Conservative Growth Plan:
	American Beacon	American Beacon Mid Cap Value	***	396
	Baird	Core Plus Bond Institutional	***	2,001
	Dreyfus/Standish	Global Fixed Income I	***	2,404
	Federated	MDT Large Cap Value	***	1,780
	Federated	High Yield Trust Institutional	***	2,184
	Federated	International Leaders Institutional	***	1,732
	Federated	Government Obligation Premier	***	2,771
	First Eagle	Global I	***	2,670
	Goldman Sachs	Emerging MKT Debt Fund Institutional	***	397
	Ivy	International Core Equity I	***	1,728
	JP Morgan	Large Cap Value R6	***	1,780
	JP Morgan	Growth Advantage Select	***	791
	Mass Mutual	Select Mid Cap Growth Fund I	***	396
	Metropolitan West	Total Return Bond I	***	2,005
	Federated	Total Return Bond R6	***	2,094
	Nuveen	Inflation Protected	***	990
	Oppenheimer	International Small-Mid Company	***	1,187
	Pimco	Income Institutional	***	2,622
	T Rowe Price	Blue Chip Growth Investor	***	791
	T Rowe Price	Quantitative Management U.S. Small-Cap Growth Equity Fund	***	791
	JP Morgan	Undiscovered Managers Behavioral Value	***	1,187
	Vanguard	Real Estate Index Inv	***	2,670
	Vanguard	Large Cap Index Admiral Class	***	3,164
	Vanguard	Total Stock Market Index-Admiral Class	***	297
	Virtus	Emerging Markets Opportunities	***	791
	Total Renasant Bank Conservative Growth Plan			39,619

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2017
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

*/**	Renasant Bank Moderate Growth Plan:
	American Beacon	American Beacon Mid Cap Value	***	140
	Baird	Core Plus Bond Institutional	***	386
	Dreyfus/Standish	Global Fixed Income I	***	709
	Federated	MDT Large Cap Value	***	868
	Federated	High Yield Trust Institutional	***	773
	Federated	International Leaders Institutional	***	910
	Federated	Government Obligation Premier	***	420
	First Eagle	Global I	***	980
	Goldman Sachs	Emerging MKT Debt Fund Institutional	***	140
	Ivy	International Core Equity I	***	910
	JP Morgan	Large Cap Value R6	***	868
	JP Morgan	Growth Advantage Select	***	448
	Mass Mutual	Select Mid Cap Growth Fund I	***	140
	Metropolitan West	Total Return Bond I	***	387
	Federated	Total Return Bond R6	***	404
	Nuveen	Inflation Protected	***	350
	Oppenheimer	International Small-Mid Company	***	560
	Pimco	Income Institutional	***	506
	T Rowe Price	Blue Chip Growth Investor	***	448
	T Rowe Price	Quantitative Management U.S. Small-Cap Growth Equity Fund	***	280
	JP Morgan	Undiscovered Managers Behavioral Value	***	420
	Vanguard	Real Estate Index Inv	***	840
	Vanguard	Large Cap Index Admiral Class	***	1,567
	Vanguard	Total Stock Market Index-Admiral Class	***	140
	Virtus	Emerging Markets Opportunities	***	420
	Total Renasant Bank Moderate Growth Plan			14,014

*/**	Renasant Bank Growth Plan:
	American Beacon	American Beacon Mid Cap Value	***	144
	Baird	Core Plus Bond Institutional	***	198
	Dreyfus/Standish	Global Fixed Income I	***	388
	Federated	MDT Large Cap Value	***	671
	Federated	High Yield Trust Institutional	***	385
	Federated	International Leaders Institutional	***	731
	Federated	Government Obligation Premier	***	288
	First Eagle	Global I	***	503
	Goldman Sachs	Emerging MKT Debt Fund Institutional	***	96

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2017
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Ivy	International Core Equity I	***	731
	JP Morgan	Large Cap Value R6	***	671
	JP Morgan	Growth Advantage Select	***	288
	Mass Mutual	Select Mid Cap Growth Fund I	***	144
	Metropolitan West	Total Return Bond I	***	199
	Federated	Total Return Bond R6	***	208
	Nuveen	Inflation Protected	***	192
	Oppenheimer	International Small-Mid Company	***	479
	Pimco	Income Institutional	***	260
	T Rowe Price	Blue Chip Growth Investor	***	288
	T Rowe Price	Quantitative Management U.S. Small-Cap Growth Equity Fund	***	192
	JP Morgan	Undiscovered Managers Behavioral Value	***	288
	Vanguard	Real Estate Index Inv	***	599
	Vanguard	Large Cap Index Admiral Class	***	1,150
	Vanguard	Total Stock Market Index-Admiral Class	***	120
	Virtus	Emerging Markets Opportunities	***	384
	Total Renasant Bank Growth Plan			9,597

*/**	Renasant Bank Aggressive Growth Plan:
	American Beacon	American Beacon Mid Cap Value	***	225
	Baird	Core Plus Bond Institutional	***	130
	Dreyfus/Standish	Global Fixed Income I	***	457
	Federated	MDT Large Cap Value	***	863
	Federated	High Yield Trust Institutional	***	226
	Federated	International Leaders Institutional	***	987
	Federated	Government Obligation Premier	***	113
	First Eagle	Global I	***	620
	Ivy	International Core Equity I	***	987
	JP Morgan	Large Cap Value R6	***	863
	JP Morgan	Growth Advantage Select	***	411
	Mass Mutual	Select Mid Cap Growth Fund I	***	225
	Metropolitan West	Total Return Bond I	***	130
	Federated	Total Return Bond R6	***	136
	Nuveen	Inflation Protected	***	113
	Oppenheimer	International Small-Mid Company	***	677
	Pimco	Income Institutional	***	170
	T Rowe Price	Blue Chip Growth Investor	***	412
	T Rowe Price	Quantitative Management U.S. Small-Cap Growth Equity Fund	***	225

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2017
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	JP Morgan	Undiscovered Managers Behavioral Value	***	338
	Vanguard	Real Estate Index Inv	***	733
	Vanguard	Large Cap Index Admiral Class	***	1,511
	Vanguard	Total Stock Market Index-Admiral Class	***	169
	Virtus	Emerging Markets Opportunities	***	564
	Total Renasant Bank Aggressive Growth Plan			11,285

	Total Separately managed accounts (fund of funds)			$80,288

	Common stock fund
**	Renasant Corporation	Common Stock	***	$34,175

	Notes receivables
**	Company Contributions	Company's annual matching and nondiscretionary contribution	***	$7,199
**	Notes Receivable from Participants	Range of interest rates from 3.25% to 4.50% with maturity dates through 2024	***	$2,341

	Total assets (held at end of year)			$184,274

*	Asset allocation plan administered by Renasant Trust Division-not a registered equity mutual fund under the Investment Company Act of 1940.

**	Denotes party-in-interest.
*** Cost information has been omitted for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT BANK 401(k) PLAN

Date:	June 29, 2018	by:	/s/ Hollis Ray Smith
Hollis Ray Smith
Executive Vice President and
Human Resources Director

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm